Filed by M&T Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hudson City Bancorp, Inc.

(Commission File No. 0-26001)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Transcript of Joint Webcast of M&T Bank Corporation (“M&T”) and Hudson City Bancorp, Inc. (“Hudson City”), on Monday, August 27, 2012.

This filing contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving M&T’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

In addition to factors previously disclosed in M&T’s reports filed with the SEC and those identified elsewhere in this filing, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by M&T and Hudson City shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the M&T and Hudson City businesses or fully realizing cost savings and other benefits; business disruption following the Merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of M&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

In connection with the merger, M&T will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of M&T and Hudson City and a Prospectus of M&T, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF M&T AND HUDSON CITY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about M&T and Hudson City, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from M&T at www.mtb.com under the tab “About Us” and then under the heading “Investor Relations” or from Hudson City by accessing Hudson City’s website at www.hcsbonline.com under the heading “Investor Relations.” Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Investor Relations, One M&T Plaza, Buffalo, New York 14203, (716) 842-5445.

M&T and Hudson City and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&T and Hudson City in connection with the merger. Information about the directors and executive officers of M&T and their ownership of M&T common stock is set forth in the proxy statement for M&T’s 2012 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 7, 2012. Information about the directors and executive officers of Hudson City and their ownership of Hudson City common stock is set forth in the proxy statement for Hudson City’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2012. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

TRANSCRIPT

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

M&T BANK

Moderator: Donald MacLeod

August 27, 2012

10:00 a.m. ET

Operator:	Welcome to the M&T Bank and Hudson City Bank Corp. Merger conference call and Webcast. Hosting the call today are Mr. Robert Wilmers, Chairman and Chief Executive Officer of M&T Bank Corporation, and Mr. Ronald Hermance, Jr., Chairman and CEO of Hudson City Bank Corp. They are joined by Rene’ Jones, Chief Financial Officer of M&T Bank Corporation.

Today’s presentation is being recorded and will be available for replay following the call. At this time, all participants have been placed in a listen-only mode and the floor will be opened for your questions following the presentation. If you would like to ask a question at that time, please press star one on your touchtone phone. If at any point your question has been answered, you may remove yourself from the cue by pressing the pound key. If you should require operator assistance, please press star zero.

I will now turn the call over to Mr. Donald MacLeod, Director of Investor Relations for M&T Bank Corporation. Please go ahead.

Donald MacLeod:	Thank you, (Beverly). Good morning and welcome to our investor conference call to discuss the merger of M&T and Hudson City. Following our prepared remarks, we will have a question and answer session. The slide presentation we are using today as well as the joint press release issued earlier are available on both M&T and Hudson City’s Websites in the investor relations section.

A replay of the call will also be available on the Website after the call. During this conference call, some of the information discussed will contain

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

forward-looking statements within the meaning of the Federal Securities Laws. These forward-looking statements, which M&T and Hudson City specifically disclaim any obligation to update or revise are not guarantees and management cautions that a number of factors could cause actual results or outcomes to differ materially than those indicated by such forward-looking statements.

I also refer you to the risk factor closures that M&T and Hudson City made in the respective Form 10Ks. M&T and Hudson City will file materials related to the preferred merger with the SEC. Investors are urged to read those materials once they are available. These additional materials can be obtained from the SEC’s Website at www.SEC.gov and from the company’s Websites.

In addition, M&T, Hudson City and their respective directors and executive officers may be gained to participants in any solicitation of proxies in connection with the proposed merger. Information regarding the interest of these participants can be found in M&T’s and Hudson City’s most recent proxy statements filed with the SEC and additional information will be contained in the joint proxy statement and prospectus to be filed by M&T and Hudson City.

At this time, I’d like to introduce Bob Wilmers. Mr. Wilmers?

Robert Wilmers:	Thank you, Don. And good morning, everyone. Earlier this morning, we announced the definitive agreement of merger between M&T Bank Corporation and Hudson City Bank Corp. — Incorporated.

To start this call, I’d like to offer a few thoughts as to why we believe this merger makes sense to us. First, each of us brings an element to the deal that compliments the other. In the case of M&T, Hudson City’s strong capital base combined with its high quality portfolio of residential mortgages, which carry a favorable risk rating under regulatory capital rules, will result following a restructuring of Hudson City’s securities portfolio and long-term borrowings and an immediate step-up in the regulatory capital ratios for the combined company, particularly for the tier one common capital ratio in which regulatory and investment communities have been focused.

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

On the Hudson City side, combining with M&T and our asset sensitive balance sheet will mitigate the interest rate risk position they find themselves in today. Further, a combination with M&T will enable Hudson City to move beyond its near monoline focus on originating and holding residential mortgages toward becoming a full-service commercial bank with a wider array of consumer and commercial banking products and services.

The addition of a strong provider of these products and services in the Hudson City’s banking footprint will surely benefit those customers and those communities and to accomplish this evolution to a full-service commercial bank, M&T expects dire experience, commercial and retail bankers in these communities.

Those of you who know us well know that while we’ve been somewhat acquisitive over the years, our acquisition focus had always been on deals that made sense from the standpoint of our customers, employees and shareholders.

One thing we’ve never focused on is filling out our franchise from a geographical perspective. Adding pins on the map solely to fulfill someone’s idea of, “Completeness.” However, in this case, in addition of making full financial and strategic sense, the geographic fit also works quite well.

While M&T has no full-service branches in New Jersey, we’ve long had a presence across the river in New York City and up into the Hudson Valley and, of course, we’ve had our commercial bankers active in the New Jersey marketplace for a number of years now.

And as you all have seen — see in one of Rene’s upcoming slides, we’ve had some level of success, but we’ve always believed that a strong branch presence is a key component of commercial banking and Hudson City’s branch network should enable us to take our efforts in the greater New York Metropolitan area to a higher level.

Hudson City shareholders will have the option to receive M&T stock when the merger’s consummated. We believe there’s no better stock down. In the slide deck we’ll go through shortly, you’ll see M&T’s superior long-term

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

earnings and dividend growth trends and our best-in-class return to shareholders.

Finally, we believe that the two banks share a common set of values. These include respect for our experience and long-tenured employees and our common commitment to the best corporate citizen in the markets where we operate.

Over the past 25 years, we’ve completed 23 mergers and acquisitions. In that time, we’ve come — become convinced that a combination with a partner we share as a common philosophy towards employees, customers and communities offers the best chance for that combination to create value for our shareholders.

We believe we found such a partner again in Hudson City with a further acknowledgement of this common philosophy and about partnership. I’ve asked Hudson City’s CEO Ronald Hermance to join M&T Bank Corporation’s Board of Directors and he has accepted.

And now, it’s my pleasure to introduce Ronald Hermance.

Ronald Hermance:	Thank you, Bob, and good morning, everyone. I want to say that I’m delighted to be here today and to tell you why I believe this transaction makes so much sense for Hudson City’s investors, customers and employees.

The Hudson City business model has served our customers well for many years. When the financial crisis in the great recession challenged our model, we spent a great deal of time in discussions of future directions.

The central question was, “What will our customers want from us in the years to come?” The answer was our customers will want pretty much exactly the kinds of resources, products and services that will come to them through the merger.

As you know, we were prepared to pursue this direction on our own, but when the opportunity combined with M&T arose, the argument was a simple one. We can give our customers just what they wanted, but much, much faster and

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

we could be guided by every step of the way by people who are already doing all these things extremely well.

From the beginning of our discussions, it was clear that M&T valued our team, working with our customers and selling the combined companies full range of commercial banking products and services.

We believe with the merger makes good financial sense for our shareholders. Hudson City shareholders will have the option to reduce stock in a bank that has been very well managed for many years including throughout the financial crisis when it was able to maintain its dividend and experience no losses.

The transaction is immediately accretive to capital, capital generation and GAAP and operating earnings per share. For our customers, I believe this is a great transaction as well. M&T will acquire all of our 135 branches with minimal overlap.

And important element of the overall strategy of the combined bank will be to grow both the deposit and lending businesses of our bank with additional products and services for our customers. They will build on our outstanding franchise to offer customers a full-service commercial banking array of products and services and our employees will join one of the strongest — country strongest and most successful banking franchises, which will provide even greater opportunities for them.

With that, I will turn over the call to Rene’ Jones and will be available during the Q&A session. Thank you.

Rene’ Jones:	Thanks, Ron. For those of you following along on the Website or who have printed out copies of the deck, I’ll begin my comments around slide 2. I’ll start by echoing the comments from Bob and Ron.

As they had mentioned, the combination of the two companies provides a compelling strategic opportunity to bring M&T’s community banking model to Hudson City’s markets and expand M&T’s already established commercial banking presence in that region.

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

Also, the transaction enhances the risk profile of the combined companies and I’ll cover that topic in a bit more detail later. Most importantly as Bob mentioned, the partnership we create — we create today will be accretive to capital.

The pro forma tier one common ratio is estimated to improve by roughly 30 to 40 basis points compared to M&T standalone levels that we would’ve experienced had we not announced the transaction with an estimated range of 825 to 850 at closing.

This is some 115 basis — 115 to 135 basis points above the level in existence at the end of the most recent quarter ended 6-30-2012.

The deal will also be accretive to tangible book value per share by approximately 10 percent at close. To recap, this is not — this not only closes the gap with respect to capital levels relative to our peers, but does so while supporting our high returns on tangible common equity ratios.

The transaction is immediately accretive in 2000 — in 2013 within high single-digit EPS accretion by 2014 and it provides an above 18 percent IRR.

So in short, we close the gap between our tier — between tier one common of M&T and its peers, but we do so in a way that is supportive above out strong profitable franchise. Finally, we believe the transaction has low integration risk given Hudson City’s simple business model in our extensive integration experience.

Slide 3 discusses the terms of the partnership. M&T’s merger with Hudson City has been structured as a 60 percent stock and 40 percent cash transaction. Hudson City’s shareholders receive .08403 M&T common stock shares for each share of Hudson City.

Based on M&T’s closing price last Friday, this values Hudson City at $7.22 per share, which equates to .8 times 10 with book value per share as of June 30th. It’s important to note that when you factor in the marks, which primarily are focused on the — on the restructuring, that price actually

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

represents about 1.2 times tangible book after the restructuring. It also represents a 12 percent premium to Hudson City’s closing price on Friday.

The exchange ratio is fixed so that Hudson City shareholders will share in the economics of M&T stock price fully from day one. The aggregate value of the transaction is $3.7 billion. Included in our projections is a plan restructuring of Hudson City’s balance sheet at or shortly after closing.

We would retire Hudson City’s long-term debt by liquidating a comparable sized investment securities portfolio and I’ll cover this topic in detail during — later during the — this presentation. We’ve conducted a comprehensive due diligence review over the last — over the last month, which included a number of on-site management meetings as well as a simple — a sample review of loan files.

We estimate our estimate of the remaining future credit losses and Hudson City’s portfolio is $433 million or 1.5 percent of the total loan portfolio which equates to about 6 years of Hudson City’s annualized net charge-offs — annualize year-to-date net charge-offs.

Despite minimal branch overlap, we expect to realize about 24 percent cost savings largely from eliminating redundant outsourced data processing and servicing — service agreements. This excludes any benefits from a benefit that we might gain from reduction in FDIC assessment rates for Hudson City should that occur.

Our estimate of merger related expenses which includes systems integrations cost as well as contract buyouts amounts to $223 million pre-tax and it is important to note that about $120 million of that is expected to go through the PNL in what you’ll all recognize as merger related expenses — merger related expenses that we typically talk about during transition periods with acquisitions.

We look to close the transaction in the second quarter of 2013. Subject to approval by shareholders and from the respective regulatory agencies which is included in the Federal Reserve New York State Banking Department and the New Jersey Banking and Insurance Division.

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

Finally, as Bob noted, Ronald Hermance has agreed to join the board of M&T — M&T’s Board of Directors.

Turning to slide 5 and 6, the two organizations have a complementary footprint and Hudson City would significantly enhance our retail presence as Bob mentioned in the affluent tri-state metropolitan area.

It’s quite apparent from slide 5 that the transaction fits our desire to-date of staying in or close to our existing footprint and operating in markets that we know and where our employees understand the community.

On slide 6, you’ll see that shortly after closing we expect the combined balance sheet — a combined balance sheet of roughly $109 billion with $89 billion in the loan portfolio and $87 billion in deposits.

It’s important to note that post-closing, the Hudson Loan Book will likely run down further, even the high prepayment speeds associated with the mortgage book. We estimate on average that in 2014 loan balance, the average 2014 loan balances for the Hudson City piece would approximately $20 billion and this would be mitigated by organic growth, of course, in M&T’s portfolio.

And as we said, we have 135 branches from Hudson City, 97 in New Kersey, 9 in Fairfield, Connecticut, 29 in Long Island.

Slide 7 provides detail on our restructuring plan for Hudson City’s balance sheet. Hudson City currently has $13.4 billion in long-term debt. Of this, roughly a half a billion is expected to mature between now and close leaving just under $13 billion to be retired at closing.

Given the current interest rate environment, we estimate an additional cost or fair value adjustment that will go into the balance sheet on the close of about $2.5 billion to prepay the debt.

This estimate is included in all of our projections and we’ve assumed that we would pay a total of about $15 and a half billion at or shortly after close to retire Hudson’s long-term debt, the prepayments refunded by liquidating

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

Hudson’s comparable size investment securities portfolio including cash equivalents, FHLB stock and any short-term investments.

Hudson City’s investment securities portfolio primarily consists of easily saleable agency mortgage-backed securities. You note that the net pre-tax restructuring costs of $2.3 billion will be reflected as purchase accounting adjustments, again, in the opening balance sheet related to the transaction and would not impact the PNL.

As shown on slide 7, post-restructuring, the purchase and — purchase accounting adjustments — purchase accounting adjustments, we estimate the acquired $28 billion balance sheet comprised of mortgages funded with core deposits — will be funded with core deposits.

Turning to slide 8, as many of you following M&T know, we have a very asset-sensitive balance sheet. So if you look at page 69 of our 10Q, it suggests that if interest rates were to gradually rise by 200 basis points, our net interest income for the next 12 months would improve roughly by $115 million. That figures about $274 million for a 200 basis point instantaneous shock up in rates.

This allows us to absorb the interest rate risk inherent in Hudson City’s balance sheet which reacts unfavorably to rising rate environments post the restructuring. So in essence, we start with a lot of stored needs for fixed rate assets, we’ve been relatively conservative and as you bring that together with the restructured balance sheet, we actually post the transaction, we’ll still remain slightly asset-sensitive.

So it’s one of the — one of the very nice benefits of the transaction that made — make a lot of sense. Additionally, as we gradually replace some of the residential mortgage portfolio with commercial and particularly business banking loans, you’ll likely see the profile migrate more to M&T’s traditional type profile.

Slide 9 shows an illustrative impact of the planned restructuring on Hudson City’s profitability. So the way I think about it is to look at the negative spread between long-term borrowings and investment securities.

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

As of June 2012, Hudson City’s borrowing costs 4.2 percent and it earned roughly 2.7 percent on its investment portfolio resulting in a negative spread of 1.5 percent. Given the $13 billion of debt, that translates into roughly $200 million of improvement in NII.

Again, this is illustrative as the actual size of the assets and asset runoff assumptions could change. The slide also shows illustrative — the illustrative impact on net interest margin, which improves from 2.1 percent to 3.9 percent.

As a result, we expect a little standalone impact to M&T’s preexisting net interest margins as we see it today. Turning to slide 10, this provides a view of our pro forma loan composition. On a combined basis commercial real estate, excluding owner-occupied real estate, would comprise 19 percent of the portfolio compared to 29 percent today.

Additionally, roughly 40 percent of the loan book would be marked representing a substantially derisked balance sheet. So again, to recap on that section, we — at the end of the day, we’re adding capital accretive transaction, derisking Hudson City’s portfolio and we end up with a — with a — with a book of loans of 40 percent of which has been marked to markets with recent acquisitions.

We feel this is consistent with both institutions conservative structure and kind of makes us rock solid from a balance sheet perspective.

Slide 11, a list of key fair value adjustments and their impact on Hudson City’s capital base. So I’ve already talked about the pre-tax restructuring cost of $2.3 billion. On an after-tax basis, that’s $1.4 billion.

You then have the loan fair value adjustments. We talked about the $433 million of lifetime credit losses and if you adjust that for the interest rate mark, you also adjusted for the $280 million allowance that Hudson City carries. In the end on an after-tax basis, you get a $400 million positive after tax mark.

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

Other adjustments that you’ll note are largely marks on time deposits and other small adjustments to other assets and liabilities. Total — in total, after tax, the impact of all marks is $1.3 billion reduction and tangible common equity; however, given the strong capital position that Hudson City brings to bear and after adjusting for the $1.5 billion cash portion of the consideration, it adds $1.7 billion of tangible common equity to M&T.

Turning to slide 12, I’ve already talked about the accretion and returns. One point that I would like to emphasize on the slide is that — is the impact under Basel III — under the Basel III proposals that are out there today.

Our preliminary analysis to understand Basel III and their impacts on the risk-waiting calculation for Hudson City, particularly their residential mortgage portfolio, suggests very limited impact. Our analysis suggests that the transaction would be capital accretive even under — even under the — that recent release proposal.

To think about it, if you think about it today, Hudson City has a weighted average — an average risk weight of about 60 basis points. After looking through the portfolio and in places where we were unsure taking sort of the maximum charge under the — under the MPR, we estimated for purposes of this analysis that the risk waiting would be somewhere between 70 and 75 percent relative to the 60 percent that exists today.

Additionally, Hudson City doesn’t have any mortgage servicing rights and the transaction really adds a very minimum amount of DTA to M&T’s current position. And if you think about it, this institution has very, very strong credit.

So what we’re dealing with in the adjustments to the mark are not setting aside money for future losses. We are actually retiring the debt which doesn’t create deferred tax assets. So the deal is very unique in that way.

What that means is that we’re adding significant amounts of tangible common equity, but as you know, the Basel III rules sort of have these artificial limits of 10 and 15 percent on how much MSR and deferred tax assets you can use.

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

So what that means is a substantial amount of the — of the capital is actually used to free up our deferred tax assets as we go forward and that’s very positive under the new capital rules.

So moving away from the financials for a minute, Hudson City’s markets — I’m looking at slide 13 — host over 7,500 middle-market customers and over 300,000 small business companies and provides significant commercial banking opportunities for M&T — M&T to improve its penetration in the region.

You can see from the slide we’ve done this before. In fact, on slide 14, I actually call that slide the we’ve done it before slide and it — what it shows is where we started in Baltimore back in 2003 with our community banking portfolio. So not the whole of all (inaudible), but our community banking portfolio, which is primarily middle-market and small business loans.

We — I — we’ve — we — if you look at that slide, we’ve leveraged our community banking models in the past there and we now have a number one market share for lead bank relationships among middle-market companies both in Baltimore and the state of Maryland. We’re the number one SBA lender in Baltimore. We’re the number one branch share in Baltimore and the number two deposit share in Baltimore. And over that whole period, we’ve been able to achieve more than 10 percent compounded annual growth in our loan portfolio.

If you go to slide 15 and 16, you’ll see that we’ve already had a very established lending presence as Bob mentioned in the regions that we’re talking about today and we’ve been able to grow the loan portfolio despite a limited branch presence.

However, if you look to the bottom right of that slide on page 15, you’ll note the limited deposit base that Bob mentioned. So expanding that retail branch presence is going to be important to us.

If you think about M&T’s community bank model, we are self-funded by deposits in every single community that we operate in with the exception of

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

metro. That — this deal changes that and we think it adds a degree of stability to our already very safe operating module.

If you go to — if you go to slide 8 — slide 18 and 19 talk a little bit about our excellent credit performance for both companies. We have a very strong history. And slide 19 talks a little bit about some of the key portfolio characteristics for Hudson City’s loan portfolio. These are things that most of you probably know well.

The portfolio’s loan to — loan to value had an original loan to value of 68 and almost has no exposure to the sunshine states which also is reflective of their — of their relatively, you know, much better charge-off history.

I also point out that is noted in the slide the granularity of the portfolio. We talked about a granular portfolio at M&T, very often 69,937 loans, only 9 of the loans are greater than $3 million, only 161 are greater than $2 million. In the small commercial portfolio of 109 loans, the largest is $6 million.

Slides 20 through 22 talk about the fact that we believe this is — this deal has low integration risks and that’s a combination of factors that go into that which are experienced in acquisitions at M&T and converting thrifts in the past combined with the fact that Hudson City’s knowledge of its markets and it’s — and as well as its management team being a partnership with M&T and also the monoline nature of the residential mortgage business. And finally, the fact that core operating systems are outsourced today, which minimizes systems of integration complexities.

I’ll jump to slide — to slide 22. I think the things that’s most characteristic of the team that you’re dealing with is noted on the slide. For our most 7 — 70 most senior people at M&T, the most recent completed transaction, which was announced 2 years ago, and completed about a year ago, was Wilmington Trust.

It was the 12 (inaudible) deal on which they have actually worked, 13 senior M&T executives have worked on all 23 acquisitions undertaken in the past 25 years. In essence, we do this and we do it pretty well and we’ve got a strong team.

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

I’ll finish up with a couple comments on the M&T story. For those of you who may not be familiar with M&T, we think our approach is relatively simple. We provide banking services in the community where we live and work. We also focus on under — carefully underwriting lending focus on local knowledge and we think this partnership extends that with the strong credit culture that we’re inheriting with Hudson City.

We take prudent acquisitions and we go anywhere it makes sense. I don’t intend to cover every slide in the section, but I’ll encourage you to review them on your own if you’re not familiar with them and — or who we are, but I will touch on the results page on page 26.

M&T’s been profitable in every quarter in the last 36 years, 44 consecutive quarters since ’83 when Bob came to M&T along with other members of the management team. We’ve achieved an annual compounded growth and operating earnings of 17 percent. We’re the only commercial bank in the S&P not to cut its dividend or execute a dilutive equity offering during the financial crisis.

We have over 16 percent annualized return to our shareholders since 1983 through this June, 22nd highest total return to our shareholders in the universe of all publicly traded companies — the continuously publicly traded companies that were in existence in 1980. We’ve outperformed the S&P index by 18, 37 and 47 percent over 3, 5 and 10-year periods ending this past June and we have the highest stock price appreciation among the 100 largest banks in 1983 — that existed in 1983 and I’ll remind you that only 23 of those remain operating today.

So that completes my comments. We will now open up the call for questions before which (Beverly) will review the instructions.

Operator:	The floor is now open for questions. At this time, if you have a question or a comment, please press star one on your touchtone phone. If at any point your question has been answered, you may remove yourself from the cue by pressing the pound key. We do ask that while you pose your questions that you pick up your handset to provide optimal sound quality. Thank you.

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

Our first question is coming from Ken Zerbe with Morgan Stanley?

Ken Zerbe:	Great. Thanks. I guess the very quick question to start with, in terms of any kind of breakup fee, is there any breakup fee that is associated with the deal if it does not close?

Male:	Yes, (Ken). It — the — there’s a breakup fee that would be 3.25 percent, a termination fee that would be 3.25 percent of the — of the merger value and that goes to both M&T and it goes to both parties in the transaction.

Ken Zerbe:	OK. And I guess in terms of Hudson’s strategy, obviously during higher interest rate scenarios, you know, Hudson certainly was a very fast grower. Do you guys plan to continue their resi growth strategy when rates do eventually rise or is this now a complete change of their business model and you’re using more of their branches to support the commercial growth?

Male:	Well, I think — I think out of the gate, you know, our first focus within the first 18 months, I think, will be just sort of make sure we’re all comfortable with the size of the portfolio and the environment.

So you’ve got a lot of natural run-off in the portfolio. I talked about some of those numbers. But after that, we’re going to have to get familiar with the franchises. These guys have done a very nice job on, you know — on building a franchise that has worked from a credit perspective. I think our appetite for residential mortgages has been typically much, much less, but having said that, we tend to learn from our partnerships.

My sense is smaller than it is today we would also intend clearly to do a lot of agency papers if we could through the — through those branches — in the 135 branches. So I think we’ll try to take the best of both worlds, but you know us, (Ken). I mean, we’re relatively conservative.

Ken Zerbe:	OK. And then just a last quick question. You mentioned that it’s going to take a little while to hire the commercial lenders for Hudson’s branches. Is any of the growth in commercial included in your IRR or EPS accretion assumptions?

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Moderator: Donald MacLeod

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Male:	Not for the first couple of years because, you know, I think we have to hire over 100 individuals. I think it takes time to ramp that up. And the way I would think about it is — and this is going to be rough, but as we were thinking about it, maybe we’d grow a $4 billion book by 2018. And so relatively modest transition period that we were counting on.

Ken Zerbe:	Got you. OK. All right. Thank you much.

Male:	Sure.

Operator:	Your next question comes from the line of (Erica Pinalla) with Bank of America.

(Erica Pinalla):	Good morning. My first question was on the purchase accounting adjustment upwards after you take into account the lifetime loan marks. You know, I mean, obviously Hudson City’s (inaudible) portfolio is 4.8 percent or something. So it makes sense, but does that mean after you close the deal that the yield that you’re bringing on on their loan book is going to be much lower than the yield is today because you’ve made that purchase accounting adjustment for the interest rate?

Male:	Yes, I think you’ve got it, (Erica). I think that, you know, obviously the loans are marked next year and we’ll have to look at it, but as we (inaudible) today, you know, maybe the 481 yield that was in Hudson City’s most recent 10Q looks more like through 50 to 60 under that — under that scenario because rates are down today.

And so they’re more reflective of what you might get today for those — for those mortgages, but you’ve got it.

(Erica Pinalla):	Got it. And also, I just wanted to clarify what you were telling us about Basel III. So, you know, the — I guess my first question is a clarification one when you say that it goes from 60 to 70 to 75 percent I assume you’re saying Hudson City standalone?

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

Male:	Yes, that was a comment about the risk waiting profile today versus where we assumed it would be under Basel III.

(Eric Pinalla):	And since you mention that putting together the balance sheets could free up some deferred tax assets, are — is — does the merger — is it not — is it not only capital accretive, but could you sort of get to, you know, where you have to be on Basel III more quickly because of this deal? Am I interpreting that comment correctly?

Male:	I think so. Let me make a couple of comments. So everybody’s been trying to figure out even before the rule’s finalized what the impact will be on regional banks of the capital rule and we said that we’ll probably come out as we get to the first quarter somewhere in January, that timeframe with our estimates.

You know, when we do more work and we look at M&T, the biggest impact with Basel III is the fact that we have acquired a number of institutions and set up credit marks and we have not yet realized the losses. So we have deferred taxes.

One of two things could happen: One, we could realize the losses that we predicted, when — which is in a very short timeframe and that frees up the tax benefit, or better yet, maybe the losses won’t happen and that’s an even bigger benefit.

So I think when people look at our issue around Basel III in that deferred tax asset issue, it’s actually one where you’ve got to not look at a spot rate. You’ve got to look at what happens over time.

Then you combine that with capital from Hudson City and no MSRs and very little deferred tax asset. That means every dollar that they generate in that franchise going forward actually goes to cure the M&T problem.

So yes, out of the gate it’s higher and then on top of that because of the nature of the timing difference that we’re dealing with, it actually gives you a lot of positive benefit, I believe, under the way the rules are written today.

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

(Erica Pinalla):	Got it. OK. Makes sense. Thank you so much.

Operator:	Your next question comes from the line of Todd Hagerman with (Stearn Agee).

Todd Hagerman:	Good morning, everybody. (Ray) — or Rene’, a couple of questions just in terms of the capital stack kind of pro forma, if you will. With the new perpetual preferred that you guys issued and the assumption that with the capital plan being submitted to the fed, I’m assuming with the second — first question is assuming with the close in the second quarter of next year, I’m guessing that that’s going to be submitted as part of the (CCAR) program.

And then secondly, how should we think about with the TARPing repaid, if you will, kind of your outlook now in terms of trust preferred, the capital plan where it was, you know, pre and post the TARP and how you now think about the equity versus the preferred kind of component with the accretion attached to this deal?

Rene’ Jones:	OK. So the first part of your question, (Todd), you know, obviously we’ve got to go through the capital planning process, which is the combination of the (CCAR) process and our application process. I kind of view them as one.

And so we’ll be tied together in that process as you would expect and that tells us a lot. So we’ll be mentioning what we plan to do not only with the funding of the transaction, but our whole combined balance sheet.

So we’ll have to go through that process and, you know, that takes its own course. You know, with the TARP, think about it this way: We had just under $900 million of qualifying equity — of preferred equity. So non — you know, not the hybrid that’s retiring (inaudible) $73 billion of risk-weighted assets.

Hudson brings — adds about 16. So call it $90 million — billion. So now, we’re at about 1 percent. We said for a long time that we probably need 1, maybe a size 1 and a half percent of our risk-weighted assets and preferred, right? So we’re actually in a pretty good position today. We have time to

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

think about what we want to do, but, you know, the logic is not different. We just have a little bit bigger balance sheet.

Todd Hagerman:	OK. And then just to clarify, again, I’m assuming with the capital accretion there’s really, you know, in — you know, consistent with M&T know, you know, common equity component that we should necessarily anticipate if that, you know — if that — if that’s a fair comment?

Rene’ Jones:	We have — I hate to even say it. We have no plans for common equity rates other than issuing — other than issuing shares to our partners here.

Todd Hagerman:	Right. OK. And then just on the other side just in terms of the — on the — on the liability side of the balance sheet with the marks and the combined asset sensitivity, you mentioned just kind of almost an essential wash on the margin. Could you just give a little bit more detail on that as kind of — as we walk through kind of both sides with the — with the marks on HCBK?

Rene’ Jones:	Well, I think you see our logic in the slides. I mean, you know, I can’t tell you where our standalone margin will be next year. We’ve talked about (inaudible) downward pressure just because with the mark — you know, where the — where the environment is. So that — all of our comments, Don and my comments, hold still, but when you look at it, when you — it goes a long way when you address that restructuring issue and you see the full potential of their margin on the slide that I mentioned and it’s really that simple: Just bringing the two together actually in my mind will have — you know, if it has a — any negative impact, it would not be materially, you know, a couple of basis points or something like that.

And we’ll refine that as we go, you know, with our estimates, but we feel pretty good about that (inaudible).

Todd Hagerman:	OK. Terrific. Thanks very much.

Rene’ Jones:	Sure.

Operator:	Your next question comes from the line of Craig Siegenthaler with Credit Suisse.

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

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Craig Siegenthaler:	Thanks. Rene’, I’m wondering if this transaction will change your overall banking behavior at all in that will there be more of the need to grow kind of non-resi mortgage loans going forward and will there be more of a desire to grow deposits maybe quicker just to replace some of the funding that’s coming off.

Rene’ Jones:	You know, I don’t know. Kind of ask Bob, but I think it’s hard for us all to change our stripes, right? You know, we obviously — the portfolio will be smaller than it is today from the restructuring and then the initial runoff, but then I — I don’t know. I’d ask you, Bob. I mean…

Robert Wilmers:	We’re a community bank. We like to provide all the services a bank will need and the — when you do that, our balance sheet views, we — our loan — our loan — our loans usually end up being evenly balanced, so to speak, and I suspect that’ll happen again here. We’re certainly not going to go out and make a great campaign for due mortgages on a nationwide basis.

Rene’ Jones:	And I would just add to that. I mean, the — you know — well, you know us. We don’t put a lot of revenue synergies in transactions, but I would say look at — look at Syracuse, New York, look at Baltimore, Maryland. That’s what we’re looking to create. We would like to be the number one small business lender in New Jersey and we’d like to be the number one small business lender online and we actually, I think, already are. And we would like to be the same in Southern Connecticut, right?

So that’s what we’re trying to do. I think it’s pretty straight forward. Been doing it for a long time.

Robert Wilmers:	And that’s what happens when our troops get out and try and do all the business we can, good business we can.

Craig Siegenthaler:	Thanks, Bob. And Rene’, just a follow-up on the accretion guidance of high single-digit, does that embed both a 24 percent decrease in non-interest expense at Hudson City and also the 180 basis point increase in their net interest margin? Were those two fully factored in for ’14?

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

Rene’ Jones:	Yes, all of that is in there. I don’t think we get all the expense (inaudible). It’ll be a run rate of those expenses by December of 2014.

Craig Siegenthaler:	OK. So there’s potentially more EPS accretion pretty clearly, I think, in ’15 (inaudible)?

Rene’ Jones:	Yes, depending on the size of the balance sheet, right? So you’ve got to look at that, too.

Craig Siegenthaler:	Got it. Thanks for taking my questions.

Operator:	Your next question comes from the line of Bob Ramsey with SBR.

Bob Ramsey:	Hey, good morning. I was hoping you could talk a little bit about the process, who approached who and was it a competitive process with other parties involved.

Ronald Hermance:	Want me to talk? Actually, it wasn’t a competitive process, (Bob). This is Ronald Hermance. Actually, it was one where we were looking as we say in the press release to start to develop our own strategy and in so doing, we presented to the board a staffing plan that called for approximately 230 people to be hired over the next couple of years to ramp up and do the kind of things that M&T was doing.

No, it was — it was not a bidding process at all. It was one where we were pleased to be contacted by M&T and we took it further as time went along.

Bob Ramsey:	OK. That’s great. Thank you, Ron. And I’m curious, too. I appreciate on slide 11 how you give all of the adjustments that get you to a net tangible equity contribution. I noticed though on page 7 there’s a $2.2 billion in common equity number after the restructuring.

Could you just help me reconcile those two numbers and what the difference is?

Male:	Goodwill. It’s good — the biggest issue is goodwill.

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

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Bob Ramsey:	OK. OK. Yes, I’ve got you. That makes sense. And then in terms of the shared account that is used here, can you tell me how the unallocated ESOP shares are treated in the transaction and what the actual number of Hudson City shares are that are being converted or cashed out?

Male:	You know, I can tell you that, you know, it’s going to change, right, but the — you know, we’re looking at issuing roughly 26 million shares — actually, 25.7 million shares, which includes all of that in there.

And if you look at where we are now, you combine the two, get you somewhere around 152 million shares, somewhere in that range. That all moves depending on what happens with the — with the price and all that. So…

Bob Ramsey:	Yes. OK.

Male:	But the share — yes, the shares are generally going to be pretty stable because it got a fixed — our deal structure fixes the number of shares issued.

Bob Ramsey:	Right. And is the — is the cash component also based on that fixed share exchange ratio? And so does the cash value fluctuate or does the cash value fixed?

Male:	That’s what we love about this partnership. I mean, you know, from the minute we announced the deal, signed our agreement, Hudson City and M&T share equally in the upside and so yes, the cash component obviously would be adjusted just like the stock component and then the election being made at the time of, you know, the proxy process.

Bob Ramsey:	Great. And then last question. With the close date in the second quarter, any sense of whether it’ll be early or late in the quarter next year?

Male:	That’s a wonderful question. I have no idea.

Bob Ramsey:	All right. Thank you very much, guys. Appreciate it.

Operator:	Your next question comes from the line of Matt OConnor with Deutsche Bank.

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

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Matt OConnor:	Hi, guys.

Male:	Hey.

Matt OConnor:	I’m just hoping to follow-up on the balance sheet size over time. You gave us a couple of numbers talking about the loan book going down to about $20 billion in 2014 and then over several years potentially growing kind of everything else by $4 billion, I think you said, by 2018.

I was trying to think of the all in sizes balance sheet, you know, of those remaining $20 billion of residential mortgages, does that just run off to a very low number? Maybe half of those you would consider to keep or you would re-originate and keep? Just how much of residential mortgage do you think we can pencil in over time to add to the $4 billion?

Male:	I think our focus post-2014 is really going to be heavily on trying to round up the — round up that footprint in terms of middle market and small business loans. You know, it’s very early to kind of say what we would do there, but, I mean, I think I’ll leave it at that. I mean, we’ve got a lot of work to do to kind of think about that question.

And then I guess, (Matt), if you think about it, you know, it’s nice. We lower our concentration out of the gate on commercial real estate, but we’ve got to think, and Bob sort of touched on this, what represents a community bank, what are the sizes of each of those things and it’s just going to take us some time.

We do think that, you know — and a nice capability that these guys have done a great job on how to underwrite, say, jumbo loans and quite frankly when jumbo loans would come up at M&T, if we could eventually get ourselves to do any, then — and finally by the time we got that, we probably — in our retail network we weren’t able to get a lot of them done.

So it’s new. We’ll look at it and we’ll see if it adds some capability, but I don’t think you’re going to expect the balance sheet in those regions to look a lot different over time than a typical M&T balance sheet.

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

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Matt OConnor:	OK. So, I mean, obviously there’s a lot of up-front earnings accretion, capital accretion and, you know, revenue synergies over time, but, I mean, it seems like the size of the balance sheet will continue to come down for several years as you align to this — to the mix of yours.

Male:	That could happen. I don’t know about several years, but the size of the balance sheet from where it starts on day one, that definitely will come down.

Male:	Right. Because it takes longer to grow commercial book and business banking loans than it does you know at that – that’ll probably be outpaced by run off. So, you’re on the right track, just sort of exact numbers are hard when you get more than two years out.

Male:	OK.

And then just separately, you talked about hiring 200 commercial lenders which I don’t think it’s a huge number in terms of expense outlay. But just all in as we think about you know the cost to you make us more M and T like, do you have any initial thoughts on that and, I assume that’s not netted with the cost (phase) that you provided, right?

Male:	Yes. So just clarity – I think as (Boe ram) was thinking about with his board, there was – they were thinking of a plan about 200. We think with M and T because we’ve got existing people there, that’s it’s about 100. And that’s all baked into the 24 percent cost savings, as net.

Male:	Oh yes, so the cost savings was net as the investments you think you’ll need to make.

Male:	Yes, yes.

Male:	OK. That’s helpful. Thank you.

Male:	Sure.

Operator:	Your next question comes from the line of Matt Burnell with Wells Fargo Securities.

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

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(Matt), your line is open.

Matt Burnell:	Good morning. Thanks for taking my question.

I wanted to ask a question about potential revenue synergies. I know that you don’t really add those into your calculations for IRR but, putting your last acquisition together with this acquisition, what do you think the opportunities might be in terms of focusing greater effort on mid-market and small business loans to push other types of trust products on those customers and what opportunities do you think might come out of this deal from the products that you got in the Wilmington deal?

Male:	Well I think a couple (comments, Ron). They know this market and the nature of the market with the businesses that are here. You know I think – you know the thing I would say is that it just takes time, right. So when you look at what happened in Baltimore, we took some very small pre-existing businesses and we were able to grow them over time. So it’s hard for me to tell you what would be an X number or Y number. But my sense is, is that over time you know once – particularly with the branches, you should be able to do more. It’s very you know these markets are very affluent, very wealthy so there’s got to be some add on effect but, that happens over time. (Ron), I don’t know?

Ronald Hermance:	Yes I think that Rene’ got it right. Understand that our branches, on average, have $170 million per branch on deposit. And that’s without having any demand deposits – commercial demand deposits, which we have to tell you that from time to time our branch managers will tell us when are you going to get commercial checking? When are you going to get products like that? So often times we have the individual account and we don’t have the commercial account. So I would say, as (Rene) says, it’s going to take time but we already have relationships with many of the individuals who own these businesses. And by introducing small business lenders in each branch or, in regionally, I think we’re going to have a large degree of success. We’re the fourth largest, they will have the fourth largest deposit share in New Jersey, right away. And that’s all consumer traffic. So I think you’re going to see, once they start hiring into this market, some business generators. And along

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

with our branch managers they’re going to see quite an influx in business lending.

Matt Burnell:	And then if I can just to follow up on the cost savings target. It looks a little bit low for an in market merger and, I appreciate that there’s not a lot of branch overlap. But I’m just curious as to if the number that you have put in the press release or, the slide deck, of 24 percent operating cost savings include some investment, what’s the percentage savings pre the investment?

Male:	You know it’s almost (inaudible) on line that, we’ll just figure out what’s optimal. I don’t know take a 100 staff – 100 people, figure out what the average salary is to kind of get a guess on that. And then there’s …

Matt Burnell:	OK.

Male:	... probably the infrastructure in the branches. But I just don’t – if you want to ask in the call, I’ll break it down for you in the third quarter call.

Matt Burnell:	OK. Thanks, very much.

Male:	Sure.

Operator:	Your next question comes from the line of (Ken Osten) with Jeffries and Company.

(Brian):	Hi, good morning. This is actually (Brian) from (Ken)’s team.

I was wondering if you guys could give an estimate for how much goodwill you’re creating from this deal? And then also, what core deposit intangible you’re using and how long that’ll be amortized over?

Male:	Well there’s no core deposit intangible because of the nature of the kind of deposits and (rates) – where (rates) are.

There – the goodwill is in the 300, 320, 350 range. But remember, I give you that range because you don’t accept the goodwill until the end of the deal. Right? So – but we’ve modeled it somewhere in that range.

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

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(Brian):	OK.

And we appreciate the color you guys gave on the (bazzle three re-squared) at asset inflation for (Hudson) City. Do you have what the just legacy (M and T) risk rated asset inflation would be just as the new (bazzle three) rule stand right now?

Male:	No. No, as we said it’s – in the last call we’ll talk about – you know once the rule are finalized, we’re doing all of our math you know lots of (MBA)s trying to figure out how the rule works, maybe by the time we get to January we’ll talk about what we think the impact is.

(Brian):	All right. Thanks, guys.

Male:	(inaudible).

Operator:	Your next question comes from the line of Brian Klock with (Keith Breette and Wood).

Brian Klock:	Hey, good morning guys.

Male:	Hi, (Brian).

Actually just a real quick follow up, (Rene). The you know from a question earlier, the difference between the tangible common equity at (Hudson) City is 3.2 billion on slide 11 and then the 2.2 billion on slide 7. You said most of that was goodwill. I think you just said the goodwill is say, three to 350?

Male:	Yes. So, (Brian), can’t believe you missed this.

The banks will earn money between now and that.

Brian Klock:	All right. So this is – OK, I got you. This is your – I’m with you. That’s at closing June 30 – it’s a second quarter 2013 is the 3.2?

Male:	Yes. So it’s couple of risks (inaudible) will make money you know over the course of the next several months.

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

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Brian Klock:	Got it. OK.

All right, so – and then I guess thinking about the second quarter closing time frame you know it seems like with your history and your track record – integration track record, seems like it’s a little bit longer than your traditional closing, is there any reason for that or just to – maybe because of the side of the deal, just a little extra timing?

Male:	I think there’s a lot going on. I think there’s a lot of new rules. I think you know we’ve got to make sure we take the time it takes to go through our capital planning and stress testing. I think deals have taken longer to be approved because people are very busy writing rules at a lot of the regulatory agencies. And then you know if you look at past deals and, there’s a couple of them out there that have taken actually longer than what’s suggesting here, so it’s just our guess based on the process and where we are today.

Brian Klock:	OK. Fair enough.

And last question, on the cash financing side of this, I guess what’s your initial thoughts, senior debt or, I know you talked about earlier about obviously not needing to issue any other common outside of the 60 percent here. But you know you did kind of mention where you’re targets in the capital stack of where preferred would be, would you think about issuing preferred for part of that cash portion or would you just look at available cash and senior debt?

Male:	Well, we’ll have to think about all that but you’ve got – do you have price plan?

Male:	Yes, we’ll talk.

Male:	Well we’ll think about all that as we move forward but we – you have to remember we have a lot of available cash to start with, right. So it’s starts to reduce that whole number in the first place. And then we’ve got to think about it because we’ve got all the hybrids which some of our hybrids floated, once they in terms of disqualified, floated LIBOR plus 60, right. So it’s actually good paper.

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Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

And we’ll have to look through all of that and determine what we need to do. So it’ll take some time.

Male:	OK, great. Thanks for taking my questions.

Operator:	Your next question comes from the line of (Marty Marque) from Vivian Hind Partners.

(Marty Marque):	Good morning, I had two questions Renee. One is just to look at the strategic value add of the acquisition. You look at the tangible book value accretion of about 10 percent, somewhere in you know the 8 to 10 percent and then once you make the adjustments for what you’re doing on the leveraging the investment portfolio, you were able to raise Hudson City’s return on tangible common equity such that you’re not really diluting your returns.

Would that be the way you kind of look at it?

Rene’ Jones:	Exactly.

(Marty Marque):	OK. And then secondly what I wanted to ask was you brought up, which I thought was interesting you know 223 million of merger related charges but then you, I’m going at this question of investment expenses another way, you said well, 120 million would be things we would see as merger related or you know one timers or things that we would be you know separating out.

Rene’ Jones:	Yes.

(Marty Marque):	Is that $100 million roughly kind of an idea offering expenses related to restructuring and things like that we wouldn’t see in merger related you know highlights.

Rene’ Jones:	Maybe we should talk about them all but there is severance and just, I’m losing my term, change of control and all those types of things, right. That are done as part of the marks and as part of the balance sheet, the opening balance sheet.

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

And so I mentioned it because the last time we did Wellington we mentioned the full amount too and people got confused about that as to what went through so I tried to break it down for you.

(Marty Marque):	Got you. All right. Thanks.

Operator:	Your next question comes from the line of Gerard Cassidy with RBC.

Gerard Cassidy:	Thank you. Good morning, Rene’. On your due diligence Rene’ do you guys anticipate that there will be most expenditure in upgrading the branches. Obviously the signs will change but are the branches in par with what MNT has now for branches?

Rene’ Jones:	I think we like the branches. I think we’ll have to think about the products and services – that will be driven by the products and services that are there. So when you say upgrade I don’t know if we’re talking about it in the same way. I like the sign issue but I think you know checking accounts products and the different things that we do in the branches and the products that we sell overtime we’ll have to do some enhancements I would say.

And we’ve factored some of that in but the question is how fast do you go, right. You’ve got the right topic.

Gerard Cassidy:	OK, in terms of hiring the commercial loan officers, do you have any experience from your past deals, possibly the Provident deal in Baltimore on hiring commercial loan officers, how difficult or how easy it will be for you guys.

Rene’ Jones:	Well you know I guess what I’ll say is that you know it takes time to hire the right people although we’ve actually been at it so it’s not new. We’re trying, we’ve been thinking about hiring people already because we were trying to do business in New Jersey and we’ve got a great, very long tenured team. you know at some point maybe I’ll coax (Don) into playing the tenure of our team in the metro area up on a slide and you know I think there is one individual there that’s got 3-1/2 years and that’s probably because he spent 25 with JP Morgan before.

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

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But everyone else is fairly long tenure so we know the people in the markets, right. And I think that’s one part that I feel pretty good about.

Male:	Well we also have a padre that has, that have experience that we can bring here and also remember Hudson City has talented people that can adapt as well.

Gerard Cassidy:	Thank you. And the final question Rene’ on the tier one common ratio I think you pointed out that it’s the best interruption that you have of what the Fed is saying about capital ratios and their proposals are out for comment as we all know and by October I guess everyone has got to get their comments in.

Is there a possibility that the tier one common ratio could even be higher? Should the Fed ease off some of the capital requirements on home mortgages and home equity loans from their original proposal?

Rene’ Jones:	I don’t know. I don’t know. It’s just too complex to tell. I appreciate the question.

Gerard Cassidy:	OK. Thank you.

Operator:	Your next question comes from the line of (Rick Wise) with Danny.

(Rick Wise):	Hey, Good morning. I was curious when talking about the restructuring, the liability portfolios I guess the assets too, does it make sense to do it sooner rather than later. Why wait until closing? Is that because of accounting reasons or possibly just out of caution that the deal might not happen.

Rene’ Jones:	Well you know look the guys that done are in a pretty good position, actually. I think that’s one issue but right now, think about the issue is if rates were to raise rapidly between now and the close of the transaction there is very little change in the balance sheet because the structured debt actually offsets the other side of the equation, right.

So it’s in pretty good shape. So how you do that, right, matters. And you wouldn’t want to do that too soon without, without doing it all you know in a relatively reasonable timeframe.

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

(Rick Wise):	Right.

Rene’ Jones:	So they’re hedged to rising ranges so they do pretty well.

(Rick Wise):	OK, see that, and then also I know Hudson’s policy has always been to retain loans in portfolio. Eventually what you see which is originating selling and adding to your mortgage banking product?

Rene’ Jones:	Yes, I think so if I understand the question. Yes, I think that’s another opportunity for us.

(Rick Wise):	OK, so it wouldn’t be continuing new policy of just being a portfolio lender only for that product?

Rene’ Jones:	No.

(Rick Wise):	OK, got it. Thank you.

Male:	(Inaudible).

Operator:	We have time for one final question. Our final question comes from the line of Mike Turner with Compass Point.

Mike Turner:	Hi good morning. Just a follow up Rene’, on operating costs. Did I hear that correctly that the 24 percent savings doesn’t include potential savings for FDIC expense?

Rene’ Jones:	Yes, that’s right. That’s correct.

Mike Turner:	So is there anything that would keep you to think that you won’t get additional savings? I mean it’s kind of my understanding that their FDIC assessment should likely come down next year once the MOU is removed.

Rene’ Jones:	Yes, I thing that’s right. I think though it, it, again it’s hard to figure out exactly how much because it depends on the size of the balance sheet and how quickly things run down. But, but yes, there’s definitely a savings there, definitely an opportunity. The question will be how much is it all right, so.

ABERNATHY MACGREGOR GROUP

Moderator: Donald MacLeod

08-27-12/10:00 a.m. ET

Confirmation # 25139668

You know you’ll have to take a look at it yourself and then we can compare notes next year.

Mike Turner:	OK, thanks. And then also I assume is the dividend at Hudson’s City going to maintain through the end of next year or through the close?

Rene’ Jones:	Mike, that’s a really good question. We hope it is. We’ve talked to our regulators but they still want to opine on each quarter going forward.

Mike Turner:	OK, thank you very much.

Rene’ Jones:	Yes. Are we all set then?

Male:	Again, thank you all for participating today. As always clarification of any of the items on the call or new release if necessary, please contact our Investor’s Relations Department at 716-842-5138. Members of the media should contact Mike Sable, our Communications Director, at 716-481-1458.

Male:	Thank you.

Operator:	Thank you. This does conclude today’s conference call and Webcast. The audio replay will be available beginning at 1:00 p.m. Eastern Time. The dial in number is 800- 585-8367 and enter pin 25139668. Today’s Webcast will also be available on MNT Bank’s investor relations Web site at http//ir.mntbank.com/. This concludes today’s announcements. Please disconnect your lines at this time and have a wonderful day.

END